UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Year Ended December 31, 2005

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

COMMISSION FILE NUMBER: 1-5424

A.   Full title of the plan and address of the plan if different from that of the issuer named below:

DELTA FAMILY-CARE SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DELTA AIR LINES, INC.
P.O. Box 20706
Atlanta, Georgia 30320-6001

DELTA FAMILY-CARE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of December 31, 2005	2

Statement of Net Assets Available for Benefits as of December 31, 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5 -14

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	16

EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
Delta Air Lines, Inc. and Participants of Delta Family-Care Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Delta Family-Care Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, Delta Air Lines, Inc. (Plan Sponsor) and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 28, 2006

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005

(In Thousands)

	Participant-	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total

ASSETS:

Investment in Master Trust (Note 5)	$3,791,482	$7,994	$-	$3,799,476
Investments, at fair value (Notes 3 and 5)	-	-	6,121	6,121
Participant Loans	62,183	-	-	62,183
Total investments	3,853,665	7,994	6,121	3,867,780

Receivables:
Employer contributions	8,148	-	-	8,148
Participant contributions	187	-	-	187
Total receivables	8,335	-	-	8,335
Total assets	3,862,000	7,994	6,121	3,876,115

LIABILITIES:
ESOP notes:
Current	-	-	22,719	22,719
Noncurrent	-	-	106,054	106,054
Interest payable	-	-	5,215	5,215
Other payables	-	-	2,933	2,933
NET ASSETS AVAILABLE FOR BENEFITS	$3,862,000	$7,994	$(130,800)	$3,739,194

See notes to financial statements.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004

(In Thousands)

	Participant-	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total

ASSETS:
Cash	$373	$-	$-	$373
Investments, at fair value (Notes 3 and 5)	3,583,487	338,360	125,815	4,047,662
Investments, at contract value (Note 5)	642,674	-	-	642,674
Total investments	4,226,161	338,360	125,815	4,690,336
Receivables:
Employer contributions	6,384	2,950	-	9,334
Participant contributions	360	-	-	360
Interest and dividends and other	460	4	-	464
Total receivables	7,204	2,954	-	10,158
Total assets	4,233,738	341,314	125,815	4,700,867

LIABILITIES:
ESOP notes:
Current	-	-	40,021	40,021
Noncurrent	-	-	151,263	151,263
Interest payable	-	-	-	-
Other payables	1,657	4	1,786	3,447
NET ASSETS AVAILABLE FOR BENEFITS	$4,232,081	$341,310	$(67,255)	$4,506,136

See notes to financial statements.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(In Thousands)

	Participant-	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total

CONTRIBUTIONS:
Participant	$214,163	$-	$-	$214,163
Employer	21,814	45	68,565	90,424

INVESTMENT INCOME:
Investment Gain (Loss) from Master Trust	265,096	(298,018)	-	(32,922)
Net depreciation in fair value of investments	-	-	(94,604)	(94,604)
Interest on participant loans	5,874	-	-	5,874

ALLOCATION OF SHARES, at fair value	-	27,838	(27,838)	-

BENEFITS PAID TO PARTICIPANTS	(880,079)	(60,850)	-	(940,929)

INTERFUND TRANSFERS	4,996	(2,063)	(2,933)	-

ADMINISTRATIVE EXPENSES	(1,945)	(268)	(229)	(2,442)

INTEREST EXPENSE ON ESOP NOTES	-	-	(6,506)	(6,506)
NET DECREASE	(370,081)	(333,316)	(63,545)	(766,942)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,232,081	341,310	(67,255)	4,506,136
End of year	$3,862,000	$7,994	$(130,800)	$3,739,194

See notes to financial statements.

DELTA FAMILY-CARE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and December 31, 2004

1.	DESCRIPTION OF PLAN

The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan is a defined contribution plan established by Delta Air Lines, Inc. ("Delta" or the “Company”). Substantially all Delta, Delta Technology, LLC ("Delta Technology"), and Song, LLC (“Song”) personnel who are paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is intended to qualify under Section 404(c) of ERISA.

Delta’s Financial Condition

On September 14, 2005 (the “Petition Date”), Delta and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the Southern District of New York (the “Court”). The reorganization cases are being jointly administered under the caption “In re Delta Air Lines, Inc., et al., Case No. 05-17923-ASH.”

At this time, Delta believes that the bankruptcy proceedings will have a minimal effect, if any, on the Plan. Delta has continued to fund the Plan and has obtained authorization from the Court to do so. Additionally, the impact of the Company’s financial condition and bankruptcy filing has been reflected in the fair value of the Company’s stock (see Note 2). Accordingly, the accompanying financial statements of the Plan do not include any adjustments that might be necessary should Delta be unable to continue as a going concern.

Employee Contributions

Employee contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions or as a combination of both pre-tax and after-tax contributions. These contributions are subject to certain maximums and limitations under the Internal Revenue Code of 1986, as amended (the “Code”).

Eligible U.S.-based nonpilot participants, including Song and Delta Technology participants, may contribute up to 35% of eligible earnings (limited to 13% for highly compensated employees). Puerto Rico-based employees may contribute up to 10% of eligible earnings. Eligible pilot participants may contribute up to 25% of eligible earnings (limited to 13% for highly compensated employees). Participants who reach age 50 or older in the calendar year and make the maximum pre-tax contribution for the year may make an additional “catch-up contribution” of up to 75% of eligible earnings each pay period, to a maximum dollar amount per year.

Employer Contributions

Delta and Delta Technology nonpilot participants, who have completed 12 months of service, receive a monthly employer matching contribution of $.50 for every $1 contributed by the participant, up to 2% of the participant's eligible earnings for that month. Catch up contributions are not eligible for matching contributions.

Pilot participants receive an employer contribution on a monthly basis equal to 2% of eligible earnings and are eligible for the contribution as of their hire date.

Song participants who have completed 12 months of service, receive a matching contribution each payroll period of $1 for every $1 contributed by the participant, up to 3% of the participant's eligible earnings for such payroll period, plus $.50 for every $1 contributed by the participant above 3% (not to exceed 6%) of the participant’s eligible earnings, with the total matching contribution no greater than 4.5% of the participant’s eligible earnings for such payroll period, as defined in the Plan document. Employer contributions to Song participants are allocated among investment options chosen by the participant (see Note 4) in the same proportion as the participant directs for his/her own contributions to these options.

Prior to the Petition Date, for Delta and Delta Technology participants, the first $1,800 ($1,750 for the year ended December 31, 2004 and increased by $50 per Plan year) of employer contributions (the "Annual Cap") to a participant's account was invested in the Delta ESOP Stock Fund, which consisted of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock"). These contributions made up the participants’ Employee Stock Ownership Plan (“ESOP”) account. The remainder, if any, of the employer’s contributions to a participant's account during a Plan year was allocated among investment options chosen by the participant (see Note 4) in the same proportion as the participant directed for his/her own contributions to these options. However, employer contributions in excess of the Annual Cap were made in Common Stock for non-collectively bargained, highly compensated employees, as determined under the Code, as amended.

As of the Petition Date, the Plan was amended so that all employer contributions to participant’s accounts will be made in cash and allocated among investment options chosen by the participant (see Note 4).

At the discretion of Delta Technology, non-highly compensated Delta Technology participants could receive an additional annual profit-sharing employer contribution equal to a contribution percentage determined by Delta Technology, multiplied by the eligible Delta Technology participant’s earnings, as defined in the Plan. For the year ended December 31, 2005, the employer contribution percentage was 5%.

Song participants who are Founders, as defined in the Plan document, could receive an additional annual employer contribution known as the Founders contribution which is equal to 3% of their eligible earnings for the year, while a Song employee.

Effective January 1, 2006, all Song employees became employees of Delta and thereby became eligible for employer matching contributions consistent with those of existing Delta participants.

Administration

The operation and administration of the Plan (except for investment management and control of assets) are vested in the Administrative Committee of the Company. The Benefit Funds Investment Committee (“BFIC”) has authority with respect to all of the investment alternatives offered under the Plan. Fidelity Management Trust Company (“FMTC” or the “Trustee”) serves as the Trustee. In July 2004, the BFIC appointed U.S. Trust Company, N.A. (“U.S. Trust”) as the independent fiduciary investment manager to oversee the Delta Common Stock Fund and Delta ESOP Stock Fund (see Note 3).

Administrative Expenses

Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Vesting & Forfeitures

Delta participants are immediately vested in all contributions to their accounts. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual profit-sharing contribution, which vests ratably over a three-year period. Song participants who are Founders are immediately vested in all contributions to their accounts. Song participants who are not Founders become 100% vested after three years of service.

To the extent that the Delta Technology and Song participants, who are not Founders, are not 100% vested at the time of termination, the non-vested amount shall be forfeited and transferred to a forfeiture account. Forfeiture amounts from Delta Technology or Song may be applied to reduce future contributions for Delta Technology and Song participants, respectively. At December 31, 2005 and 2004, forfeitures totaled approximately $69,000 and $68,000, respectively. Forfeitures from the Delta Technology and Song participants' accounts were used to offset the Delta Technology profit-sharing employer contribution and the Song Founders contribution, respectively.

Participant Accounts

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the employer contributions and investment earnings in the manner described in the plan document, as well as charged with any withdrawals made, investment losses and allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Account Distributions

Upon retirement or eligibility for long-term disability, a participant's non-ESOP account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly installments for a definite period not to exceed life expectancy, monthly installments to be paid over the life expectancy of the participant and the participant's spouse, or the participant may defer distribution to a later date.

Upon termination of employment for reasons other than retirement or long-term disability, including furlough, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

See Note 3 for discussion about distributions from a participant’s ESOP account balance.

While employed, a participant may elect to withdraw all after-tax contributions and Delta Technology rollover contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pre-tax contributions, catch-up contributions and certain rollover and elective transfer contributions.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000, reduced by the highest outstanding balance of loans for that participant during the previous one year period, or (2) 50% of their account value not to exceed the total value of their non-ESOP account. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Community Credit Union at the initiation of the loan. The rate is reset quarterly and was 9.63% as of December 31, 2005 and 2004.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates and Risks and Uncertainties

The preparation of the financial statements in conformity with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ materially from these estimates. The Plan utilizes various investment vehicles, including short term investments, mutual funds, investment contracts, common stock, preferred stock, and collective trust funds. Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.

Investment Valuation, Investment Gain (Loss), and Income Recognition

At December 31, 2005, the investments of the Plan are held with the investments of the Delta Pilots Defined Contribution Plan (the “Pilot DC Plan”) in the Delta Air Lines, Inc. Plan Master Trust (the “Master Trust”), which was established on April 6, 2005, by an amendment to the trust agreement between the Trustee and Delta. At December 31, 2004, the investments of the Plan were not commingled with the assets of the Pilot DC Plan.

The establishment of the Master Trust did not change any of the investment options discussed in Note 4. The Plan participates in all investment options of the Master Trust, while the Pilot DC Plan did not participate in the Delta ESOP Stock Fund or the Delta Common Stock Fund. The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was 98% at December 31, 2005.

All transfers to, withdrawals from or other transactions regarding the Master Trust are conducted in such a way that the proportionate interest in the Master Trust of each Plan and the fair market value of that interest may be determined at any time. Whenever the assets of more than one Plan are commingled in any investment option, the undivided interest therein of each Plan is debited or credited (i) for the entire amount of every contribution received on behalf of such Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or that investment option as a whole.

The Plan’s share of the Master Trust’s net investment income and net appreciation (depreciation) in fair value of investments is included in the accompanying statement of changes in net assets available for benefits in the net investment gain (loss) from Master Trust.

Investments, except for investment contracts and loans, are stated at fair value. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	EMPLOYEE STOCK OWNERSHIP PLAN

In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank. The unallocated shares of Preferred Stock are pledged as security on the borrowings.

In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities were guaranteed by Delta. At December 31, 2005 and 2004, respectively, Delta held $128.8 million and $191.3 million of the principal amount of the ESOP notes. During 2004, Delta acquired the remainder of the ESOP notes held by third-party lenders, and at year end owned 100% of the outstanding notes.

As of December 31, 2005, 3,437,809 shares of Preferred Stock with a market value, as defined, of approximately $4,435,000 had been allocated to participants’ accounts, and 1,229,759 shares of Preferred Stock with a market value, as defined, of $1,586,000 were held in the unallocated account.

ESOP Stock Distribution Program

In December 2005, the Plan was amended to allow participation in the ESOP Stock Distribution Program (the “Program”). Participants were eligible to participate in the Program if they had five years of participation in the Plan as of December 31, 2005. Those electing to participate (“Program Participants”) received all of the shares of Delta stock held in their ESOP Account and became eligible for certain bonus allocations. According to its terms, the Preferred Stock held in Program Participants’ ESOP accounts automatically converted to Common Stock at the time of distribution at a rate of 1.7155 shares of Common Stock for each share of Preferred Stock. Program Participants were given the alternative of rolling their stock into a tax-qualified Individual Retirement Accounts that were established for them at no cost. Participants could also have the stock rolled into a preexisting tax-qualified plan or account or simply take a distribution of the shares directly. Program Participants were advised of the potential tax consequences and penalties they would incur if they elected to take a direct distribution of their shares. After the distribution, Program Participants were able to sell the Common Stock at its over-the-counter market price if they chose to do so.

Bonus allocations, consisting of both cash and Preferred Stock,  were offered to Program Participants and those Plan participants who were not eligible to participate in the Program because they had not participated in the Plan for at least five years. These allocations were finalized in February 2006. Preferred Stock distributed to participants consisted of the remaining 1,229,759 shares in the Unallocated Account with a market value of $1.2 million.

Immediately following the execution of the Program, US Trust directed the Trustee to convert all Preferred Stock in the Plan into Common Stock. Following the conversion, US Trust then directed the Trustee to sell all Common Stock in the ESOP and the Delta Common Stock Fund. Accordingly, all the Common Stock held in the Plan was sold on the open market. The proceeds from this sale were then held in a money market account in the Plan, which is subject to participant investment direction. By the end of the first quarter, the Plan no longer held any Delta Preferred Stock or Common Stock or had any non participant directed investments.

ESOP Notes Cancellation

As of the Petition Date the Plan was amended to provide that Delta’s contributions to the Plan are made in cash and as a result of the Program and the subsequent directions by US Trust to the Trustee, the Plan no longer holds any Common Stock or Preferred Stock. Therefore, the ESOP Notes were rendered without purpose and the description set forth in Note 8 no longer applied. For this reason, Delta sought and received authorization from the Court to cancel all of the outstanding ESOP Notes held by the Plan. Effective March 31, 2006, all outstanding ESOP Notes were cancelled and declared null and void by Delta, and the Plan was fully released from its obligations to Delta under the ESOP Notes, including the notes payable and interest payable presented on the accompanying statement of net assets available for benefits.

Allocation of Preferred Stock

Prior to the Program discussed above, the number of shares of Preferred Stock released from the unallocated account for a Plan year was generally the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such Plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such Plan year). Once shares were released from the unallocated account, they were available to be allocated to participants' accounts as company contributions and dividends on Preferred Stock.

The number of shares of Preferred Stock allocated to participant accounts was based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If, during the Plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes was less than Delta's matching or non-elective contributions made in preferred stock to the Plan for that year, this difference will be made up by Delta through (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the Plan's trustee can purchase Common Stock, or (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants' accounts. However, if at the end of the Plan year, the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that Plan year is greater than Delta's matching or non-elective contributions made in preferred stock to the Plan for that Plan year, then the excess will be allocated as of the end of the Plan year among all participants, other than Song employees, making contributions to the Plan at that time.

Fair Value of Preferred Stock

Each outstanding share of Preferred Stock accrued a cumulative cash dividend of 6% per year of its stated value of $72.00; was convertible into 1.7155 shares of common stock, which is equivalent to a conversion price of $41.97 per share; and had a liquidation preference of $72.00, plus accrued and unpaid dividends. The Preferred Stock shareholders generally voted together as a single class with the common stock shareholders and had two votes per share. The conversion rate, conversion price and voting rights of the Preferred Stock were subject to adjustment in certain circumstances.

Prior to the Petition date, the fair value of the Preferred Stock was based on its rights, which accorded a participant terminating employment or diversifying their ESOP account the ability to receive cash or marketable shares equal to the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible or (b) $72 per share, plus accrued dividends. After the Petition Date, the Preferred Stock’s redemption rights were not enforceable and its conversion rights were subject to Delta’s approval. As a result, a current independent appraisal was obtained and the Preferred Stock in the Plan was adjusted to reflect the conversion value, as per the appraisal methodology.

4.	INVESTMENT OPTIONS

The investment options available to participants consist of numerous mutual funds, several actively managed portfolios and a brokerage window. The brokerage window provides access to mutual funds available through the Fidelity Funds Network®.

All available investment options are participant-directed except the Delta ESOP Stock Fund, which is discussed in Note 3. Prior to the dissolution of the ESOP Stock Fund, participants who were age 55 and had completed ten years of participation in the Plan were able to diversify their account out of Delta stock held in their ESOP account annually over a six year period.

Accounts are limited to 30 investment options at any time (excluding individual mutual funds purchased through the brokerage window), and new contributions are required to be allocated in increments no smaller than 5% (to no more than 20 investment options at a time). In August 2004, U.S. Trust closed the Delta Common Stock Fund, one of the actively managed portfolio options available to participants, and notified participants that the fund would not accept any new contributions or transfers in from participants, until further notice. Prior to its closing, participants were not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.

5.	INTEREST IN MASTER TRUST

The following table presents the net assets of the Master Trust at December 31, 2005 (in thousands):

2005

Cash	$4,342
Investments-at fair value:
Short-term Investments	145,751
Mutual Funds	2,764,299
Commingled Funds	456,802
Common Stock	5,592
Preferred Stock	4,435
Investments-at contract value:
Investment Contracts	495,874
Total Investments	$3,872,753
Receivables	1,053
Payables	(1,750)
Net Assets of Master Trust	$3,876,398

Investments in the Master Trust, except for investment contracts, are stated at fair value. Investments in securities traded in public markets are valued at their quoted market prices. Short-term investments are primarily stated at cost, which approximates fair value. Short-term investments consist primarily of investments in the Delta Employees Credit Union Fund, the Fidelity Retirement Government Money Market Portfolio, and the Fidelity Retirement Money Market Portfolio.  Commingled funds are valued by the Trustee based on quoted market prices of underlying securities held by the fund. Preferred Stock is valued by the Trustee at fair value, as discussed in Note 3.

Investment Contracts

The Master Trust's investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The fair values, average yield rates and weighted average crediting rates of the investment contracts as of December 31, 2005 and 2004 are as follows:

	2005	2004

Fair Value (in thousands)	$491,720	$577,340
Average Yield Rates	4.23%	4.24%
Weighted Average Crediting Rates	4.18%	4.15%

Certain guaranteed investment contracts ("GICs") held by the Trust are synthetic; that is, the Master Trust owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a minimum rate of return and provides benefit responsiveness. Interest rates on the synthetic GICs are generally reset quarterly by the issuer and are guaranteed to be set at a rate not less than 0%. The fair value of the assets underlying the synthetic GICs and the value of the related wrapper contracts as of December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004

Fair Value	$491,720	$569,813
Related Wrapper Contracts	(4,604)	(6,553)

Investment Income (Loss) of Master Trust

The investment income (loss) activity of the Master Trust for the year ended December 31, 2005 is presented below (in thousands):

Interest and dividends	$124,783
Net depreciation in fair value of investments	(155,515)
Net Investment Loss from Master Trust	$(30,732)

The net appreciation (depreciation) in fair value of investments includes both net unrealized appreciation (depreciation) of the Master Trust’s net assets and net realized gains (losses) on sales of Master Trust assets. For the year ended December 31, 2005, the Master Trust’s investments appreciated (depreciated) in fair value as follows (in thousands):

Mutual Funds	$143,208
Commingled Funds	36,735
Common Stock	(70,685)
Preferred Stock	(264,773)
Net depreciation from Master Trust	$(155,515)

Investments Exceeding 5% of Net Assets

As of December 31, 2005, there are no investments held by the Plan that exceeded 5% other than the Plan’s investment in the Master Trust.

The fair values of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2004 are separately identified as follows (in thousands, except for share amounts):

December 31, 2004:
Fidelity Contrafund, 5,409,701 shares	$306,946
Fidelity U.S. Equity Index Commingled Fund, 6,825,573 shares	255,413
Delta Air Lines, Inc. Convertible Preferred Series B, 5,417,735 shares	425,888	*

* Nonparticipant-directed

Nonparticipant-Directed Investments

As discussed in Note 3, subsequent to December 31, 2005, all investments in the Plan are participant directed. Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of December 31, 2005 and 2004 (in thousands):

	2005	2004

Investments:
Delta Common Stock	$3,120	$36,649
Delta Preferred Stock	6,021	425,888
Money Market fund	4,974	1,638
	$14,115	$464,175

6.	TAX STATUS

The Plan received a letter of determination dated May 29, 2003 from the Internal Revenue Service, which states that the Plan, as amended through February 25, 2002, is tax-qualified under the appropriate sections of the Code, and therefore the trust established under the Plan is tax-exempt. The Plan also received a favorable determination letter dated July 14, 2004 applicable to the amendments executed August 29, 2003 and November 12, 2003. Delta and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so at this time, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	LONG-TERM DEBT

At December 31, 2005, the Plan's long-term debt, including current maturities of $22,719,000, consisted of $128,773,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2006 to January 1, 2009 at an interest rate of 8.10%. During 2005, the Plan prepaid $22,490,000 in principal of the ESOP notes due on July 1, 2006.

As discussed in Note 3, effective March 31, 2006, all outstanding ESOP Notes were cancelled and declared null and void by Delta, and the Plan was fully released from its obligations to Delta, including the notes payable and interest payable presented on the accompanying statement of net assets available for benefits.

At December 31, 2005, the annual maturities of the ESOP Notes, prior to their cancellation, for the next five years were as follows (in thousands):

Years ending December 31:
2006	22,719
2007	50,254
2008	37,240
2009	18,560
Total	$128,773

9.	RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds, collective trust, or interests in cash reserve accounts managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid by the Plan to an affiliate of the Trustee for services totaled approximately $262,000 for the year ended December 31, 2005. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund earnings.

10.	LEGAL PROCEEDINGS

In September and October, 2004, three former employees each filed nearly identical complaints in United States District Court for the Northern District of Georgia purportedly on behalf of the Plan and all Plan participants alleging that certain Plan fiduciaries breached their fiduciary obligations to Plan participants with respect to (i) the investment by the Plan in certain Delta securities; and (ii) the continued holding of such securities by the Plan. Two of these three complaints were administratively closed by the court and the plaintiffs filed an amended complaint in the third action making similar claims as were made in the original complaint. The amended complaint seeks unspecified damages. The Company’s Chapter 11 filing resulted in a stay preventing the Plaintiffs from proceeding against the Company, but not against the individual defendants. The District Court recently granted the individual defendants’ Motion to Dismiss; however Plaintiffs have indicated their intent to appeal that decision. Delta intends to continue to vigorously defend this action. As with most litigation, the ultimate outcome of this litigation cannot be predicted with certainty, but it is the opinion of Delta's legal counsel that the resolution of this matter is unlikely to have a material adverse effect on the Plan's financial condition.

DELTA FAMILY-CARE SAVINGS PLAN

PLAN SPONSOR: DELTA AIR LINES, INC.

EIN: 58-0218548 PLAN #004

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) +(c)		(d)	(e)
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

*	Delta Air Lines, Inc. Convertible Preferred Series B	1,229,759	$88,542,650	$1,586,389
*	Fidelity Institutional Cash Portfolio - Money Market	4,534,392	$4,534,392	$4,534,392
*	Various participant loans (Interest rates ranging from 6.00% to 10.88% maturing from January 2006 to January 2010)			$62,183,233

*	Represents a party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DELTA FAMILY-CARE SAVINGS PLAN

/s/ Esther L. Hammond
By: Esther L. Hammond
Chair of the Administrative Committee of Delta Air Lines, Inc.

Date: June 28, 2006

EXHIBIT INDEX

Exhibit 23                                              Consent of Independent Registered Public Accounting Firm